QUANERGY SYSTEMS, INC.

433 Lakeside Drive

Sunnyvale, California 94085

October 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Quanergy Systems, Inc. - Registration Statement – Form S-1

File No. 333-267420, originally filed September 14, 2022, as amended

Ladies and Gentlemen:

Quanergy Systems, Inc. (the “Registrant”) hereby respectfully advises the staff (the “Staff”) of the U.S. Securities and Exchange Commission that it is withdrawing its previous request that the above-referenced registration statement on Form S-1 (File No. 333-267420) (the “Registration Statement”) be declared effective on October 25, 2022. The Registrant hereby undertakes to advise the Staff regarding any future acceleration request as soon as possible.

Sincerely,

QUANERGY SYSTEMS, INC.

By:	/s/ Kevin J. Kennedy
Kevin J. Kennedy
Chief Executive Officer

cc: Karen E. Deschaine, Cooley LLP Paul Alexander, Cooley LLP